Exhibit 99.1

West Fraser Timber Co. Ltd.

Condensed Consolidated Balance Sheets

(in millions of United States dollars, except where indicated - unaudited)

	March 31 2021	Currency remeasurement December 31 2020	Currency remeasurement January 1 2020
Assets
Current assets
Cash and short-term investments	$1,400	$461	$12
Receivables	679	277	199
Income taxes receivable	—	8	104
Inventories (note 5)	1,137	578	561
Prepaid expenses	29	12	7

	3,245	1,336	883
Property, plant and equipment	3,688	1,657	1,648
Timber licences	378	372	380
Goodwill and other intangibles	2,445	591	594
Export duty deposits (note 14)	171	178	61
Other assets	43	35	20
Deferred income tax assets	3	9	8

	$9,973	$4,178	$3,594

Liabilities
Current liabilities
Cheques issued in excess of funds on deposit	$—	$—	$12
Operating loans (note 6)	—	—	288
Payables and accrued liabilities	802	389	305
Current portion of long-term debt (note 6)	376	7	7
Current portion of reforestation and decommissioning obligations	36	34	32
Income taxes payable	236	98	—

	1,450	528	644
Long-term debt (note 6)	839	500	500
Other liabilities (note 7)	348	408	350
Deferred income tax liabilities	722	264	195

	3,359	1,700	1,689

Shareholders’ Equity
Share capital (note 9)	3,917	481	480
Contributed surplus	15	—	—
Accumulated other comprehensive earnings	(239)	(240)	(272)
Retained earnings	2,921	2,237	1,697

	6,614	2,478	1,905

	$9,973	$4,178	$3,594

Number of Common shares and Class B Common shares outstanding at May 5, 2021 was 121,586,183.

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
	2021	2020

Share capital
Balance - beginning of period	$481	$480
Issuance of Common shares (note 9)	3,487	—
Repurchase of Common shares for cancellation (note 9)	(51)	—

Balance - end of period	$3,917	$480

Contributed surplus
Balance - beginning of period	$—	$—
Equity settled share option plan acquired (note 3)	14	—
Share based compensation for equity settled plan	1	—

Balance - end of period	$15	$—

Accumulated other comprehensive earnings
Balance - beginning of period	$(240)	$(272)
Translation gain on foreign operations	1	—
Translation effect on change in reporting currency	—	(119)

Balance - end of period	$(239)	$(391)

Retained earnings
Balance - beginning of period	$2,237	$1,697
Actuarial gain on post-retirement benefits, net of tax	89	67
Repurchase of Common shares for cancellation (note 9)	(51)	—
Earnings for the period	665	9
Dividends declared	(19)	(9)

Balance - end of period	$2,921	$1,764

Shareholders’ Equity	$6,614	$1,853

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Earnings and Comprehensive Earnings

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
	2021	2020

Sales	$2,343	$890

Costs and expenses
Cost of products sold	1,039	630
Freight and other distribution costs	181	125
Export duties (note 14)	37	26
Amortization	122	52
Selling, general and administration	78	41
Equity-based compensation	7	7

	1,464	881

Operating earnings	879	9
Finance expense	(13)	(12)
Other (note 10)	4	9

Earnings before tax	870	6
Tax (provision) recovery (note 11)	(205)	3

Earnings	$665	$9

Earnings per share (dollars) (note 12)
Basic	$6.96	$0.13
Diluted	$6.96	$(0.09)

Comprehensive earnings
Earnings	$665	$9
Other comprehensive earnings
Translation gain on foreign operations	1	—
Translation effect on change in reporting currency	—	(119)
Actuarial gain on post-retirement benefits, net of tax	89	67

Comprehensive earnings	$755	$(43)

West Fraser Timber Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of United States dollars, except where indicated - unaudited)

	Currency remeasurement January 1 to March 31
Cash provided by (used in)	2021	2020
Operating activities
Earnings	$665	$9
Adjustments
Amortization	122	52
Finance expense	13	12
Foreign exchange loss (gain)	6	(10)
Export duty deposits	8	(6)
Post-retirement expense	25	19
Contributions to post-retirement benefit plans	(13)	(10)
Tax provision (recovery)	205	(3)
Income taxes paid	(246)	(1)
Reforestation and decommissioning obligations	13	18
Other	(13)	4
Changes in non-cash working capital
Receivables	(172)	(49)
Inventories	(221)	(145)
Prepaid expenses	(4)	(3)
Payables and accrued liabilities	74	22

	462	(91)

Financing activities
Repayment of long-term debt	(2)	—
Proceeds from operating loans	—	219
Financing fees paid	(3)	—
Finance expense paid	(3)	(7)
Repurchase of Common shares for cancellation	(93)	—
Issuance of Common shares	5	—
Dividends paid	(11)	(10)
Other	(2)	—

	(109)	202

Investing activities
Acquired cash and short-term investments (note 3)	642	—
Additions to capital assets	(62)	(45)
Government assistance	3	—
Other	(1)	4

	582	(41)

Change in cash	935	70
Foreign exchange effect on cash	4	(4)
Cash - beginning of period	461	—

Cash - end of period	$1,400	$66

West Fraser Timber Co. Ltd.

Notes to Condensed Consolidated Interim Financial Statements

(figures are in millions of United States dollars, except where indicated - unaudited)

1.	Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.

2.	Basis of presentation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies and methods of their application as the December 31, 2020, audited annual consolidated financial statements, except for the change in functional and reporting currency and the business combination as discussed below. These condensed consolidated interim financial statements should be read in conjunction with our 2020 audited annual consolidated financial statements, which are presented in Canadian dollars.

Change in functional and reporting currency

Determination of functional currency may involve certain judgments to determine the primary economic environment, and we reconsider the functional currency of our entities if there is a change in events and conditions which determine the primary economic environment. We have determined that as a result of the acquisition of Norbord Inc. (the “Acquisition”), the functional currency of our Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”). We considered a variety of factors when making this decision. The most significant being an increase in the level of sales made in U.S. dollars, a significant portion of operating expenses are incurred in U.S. dollars, and increased levels of U.S. dollar financing from the Acquisition.

Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect our business activities, following the increased presence in the U.S. as a result of the Acquisition and in connection with the listing of West Fraser’s common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under IAS 21, The Effects of Changes in Foreign Exchange Rates.

As at and for the year ended December 31, 2020 and all prior periods, the functional and reporting currency of the Company was the Canadian dollar as described in our audited annual consolidated financial statements. The currency remeasurement of our results applied the IAS 21 transitional rules.

To prepare our December 31, 2020 and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into U.S. dollars at the closing exchange rate on December 31, 2020 and December 31, 2019, as listed below. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020, was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

The exchange rates used to reflect the change in reporting currency were as follows:

Canadian - USD exchange rate	Q1-20	Q2-20	Q3-20	Q4-20	Q4-19
Closing rate	0.7049	n/a	n/a	0.7854	0.7699
Average rate	0.7443	0.7221	0.7508	0.7676	n/a

Foreign currency translation effective from February 1, 2021

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive earnings.

Foreign currency-denominated (non-U.S. currencies) monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported other income or expense.

Foreign currency fluctuation effective from February 1, 2021

Our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar increases the value of expenses in U.S. dollar terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

The impact on USD equivalent of net CAD revenues and expenses for a $0.01 change results in a pre-tax earnings adjustment of $18 million.

3.	Norbord acquisition

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. Customer lists acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair value and amortized straight-line over 10-years. Transaction costs in connection with business combinations are expensed as incurred. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments including the remaining estimated useful life of non-monetary assets. We have engaged a valuations expert to prepare the fair value for Norbord’s working capital, property, plant and equipment, and intangible assets. This work is expected to be complete by the end of the year.

On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Acquisition, Norbord shareholders received 0.675 of a West Fraser shares for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

Included in the Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.

We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.

The Acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our preliminary estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:	Preliminary March 31, 2021
Fair value of 54 million West Fraser shares issued	$3,482
Fair value of equity-based compensation instruments	24

$3,506

Fair value of net assets acquired:
Cash and short-term investments	$642
Accounts receivable	232
Inventories	339
Prepaid expenses	12
Property, plant and equipment	2,084
Timber	10
Other non-current assets	6
Other intangibles	17
Customer list intangible	470
Goodwill	1,374
Deferred income tax assets	3
Payables and accrued liabilities	(300)
Income tax payable	(144)
Current portion of reforestation and decommissioning obligations	(2)
Long-term debt	(720)
Other non-current liabilities	(37)
Deferred income tax liabilities	(480)

$3,506

Factors contributing to goodwill include the Norbord workforce, assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Acquisition also provides increased scale and geographic diversification of manufacturing and markets. The goodwill of $1,374 million is not deductible for tax purposes.

The following tables represent Norbord’s actual results included in our statement of earnings and the proforma results of operations for the three months ended March 31, 2021 assuming the Acquisition occurred on January 1, 2021 and including purchase price accounting for the Acquisition.

Norbord Results

($ millions except as otherwise indicated)
	Norbord results for February 1 to March 31, 2021[1]
Sales	707
Operating earnings	218	[2]
Earnings	160	[2]

1.	Represents the results of the Norbord operations since the acquisition date that are included in our Q1-21 results.
2.

Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold and $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

Proforma Q1-21 Results

($ millions except as otherwise indicated)
	West Fraser Actual Results Q1-21		Norbord Proforma Results[1] Jan-21		West Fraser Proforma Results[1] Q1-21
Sales	2,343		277		2,620
Operating earnings	879	[2]	115	[3]	994	[4]
Earnings	665	[2]	86	[3]	751	[4]

1.

These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma Q1-21 presents West Fraser’s results as if the Acquisition was completed on January 1, 2021.

2.

Operating earnings includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold; $41 million expense for amortization. Earnings was further impacted by a $3 million recovery for finance expense and the related tax impact on these items.

3.

Operating earnings includes purchase price accounting impact of $18 million expense for amortization. Earnings was further impacted by a $1 million recovery for finance expense and the related tax impact on these items.

4.	Includes purchase price accounting per footnote 2 and 3.

Balances that required significant fair value adjustments for purchase price accounting included inventory, property, plant and equipment, timber, and customer list intangibles. Goodwill and deferred income tax liabilities were also significant.

Acquisition costs of $16 million have been expensed in selling, general and administration.

4.	Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.

5.	Inventories

At March 31, 2021, no inventory valuation reserve was recognized (December 31, 2020 - $2 million; March 31, 2020 - $16 million; January 1, 2020 - $30 million) to reflect net realizable value being lower than cost.

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Manufactured products	$426	$270	$262
Logs and other raw materials	502	189	174
Processing materials and supplies	209	119	125

	$1,137	$578	$561

6.	Operating loans and long-term debt

Operating loans

Our revolving lines of credit consist of a $676 million (CAD$850 million) committed revolving credit facility which matures August 2024, a $450 million committed revolving credit facility which matures April 2024, a $25 million demand line of credit dedicated to our U.S. operations and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly -owned newsprint operation.

At March 31, 2021, our revolving credit facilities were undrawn and the associated deferred financing costs of $5 million were recorded in other assets.

Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.

In addition, we have credit facilities totalling $111 million dedicated to letters of credit, of which $96 million (CAD$120 million) is committed to our Canadian operations. On March 31, 2021, our letter of credit facilities supported $56 million of open letters of credit.

All debt is unsecured except the $6 million (CAD$8 million) joint operation demand line of credit, which is secured by that joint operation’s current assets.

Long-term debt

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
$350 million senior notes due July 2027; interest at 5.75%	$376	$—	$—
$315 million senior notes due April 2023; interest at 6.25%	340	—	—
Senior notes due October 2024; interest at 4.35%	300	300	300
Term loan due August 2024; floating interest rate	200	200	200
Note payable due March 2021; interest at 2%	—	7	7
Notes payable	1	2	3

	1,217	509	510
Less: deferred financing costs	(2)	(2)	(3)
Less: current portion	(376)	(7)	(7)

	$839	$500	$500

As part of the Acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25% and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%. The purchase price fair value adjustment resulted in an increase of $28 million for the 2023 Notes and $26 million for the 2027 Notes. These adjustments are amortized into income over the remaining life of the debt, of which $3 million went through earnings by March 31, 2021.

On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021. After the completion of the redemption of the 2023 Notes and the 2027 notes, the principal value of long-term debt will be reduced by $665 million from the date of the Acquisition.

The fair value of the long-term debt at March 31, 2021, was $1,230 million (December 31, 2020 - $524 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.

Interest rate swap contracts

At March 31, 2021, the Company had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These agreements terminate in August 2024.

The agreements are accounted for as a derivative, and the gain or loss related to changes in the fair value is included in other income. For the three months ended March 31, 2021, a $3 million gain was recorded.

7.	Other liabilities

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Post-retirement (note 8)	$207	$295	$242
Long-term portion of reforestation	75	58	57
Long-term portion of decommissioning	23	25	24
Other	43	30	27

	$348	$408	$350

8.	Post-retirement benefits

We maintain defined benefit and defined contribution pension plans covering a majority of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life, based either on length of service or on earnings and length of service, and in most cases do not increase after the commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	March 31, 2021	Currency remeasurement December 31, 2020	Currency remeasurement January 1, 2020
Projected benefit obligations	$(1,520)	$(1,471)	$(1,305)
Fair value of plan assets	1,322	1,181	1,067

	$(198)	$(290)	$(238)

Represented by
Post-retirement assets	$9	$5	$4
Post-retirement liabilities	(207)	(295)	(242)

	$(198)	$(290)	$(238)

The significant actuarial assumptions used to determine our balance sheet date post-retirement assets and liabilities are as follows:

	March 31, 2021	December 31, 2020
Discount rate	3.24%	2.69%
Future compensation rate increase	3.62%	3.65%

For the three months ended March 31, 2021, we recognized in other comprehensive earnings a before tax gain of $118 million to reflect the changes in the valuation of the post-retirement benefit plans. The gain reflects the increase in the discount rate used to calculate plan liabilities from the beginning of the year, partially offset by a negative return on plan assets.

The actuarial gain on post-retirement benefits, included in other comprehensive earnings, is as follows:

	January 1 to March 31
	2021	Currency remeasurement 2020
Actuarial gain	$118	$91
Tax provision	(29)	(24)

	$89	$67

9.	Share Capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	March 31, 2021		December 31, 2020
	Number	Amount	Number	Currency remeasurement Amount
Common	119,400,329	$3,917	66,397,144	$481
Class B Common	2,281,478	—	2,281,478	—

Total Common	121,681,807	$3,917	68,678,622	$481

As part of the Acquisition, we issued 54,484,188 of West Fraser Common shares at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per share is based on the West Fraser Common shares’ closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

During the quarter, we issued 77,600 Common shares of the Company under our share option plans and 2,316 under our employee share purchase plan. On April 20, 2021, our board of directors approved a change to the assumed Norbord option plan to allow holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. No other changes were made to the plan.

On February 17, 2021, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. This represents approximately 5% of the Company’s issued and outstanding Common shares. During the quarter, we have repurchased 1,560,919 at an average price of US$65.28 (CAD$82.86) per share under this NCIB.

10.	Other

	January 1 to March 31
	2021	Currency remeasurement 2020
Foreign exchange (loss) gain	$(6)	$14
Gain (loss) on interest rate swap contracts	3	(4)
Other	7	(1)

	$4	$9

11.	Tax provision

The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	January 1 to March 31
	2021	Currency remeasurement 2020
Income tax expense at statutory rate of 27%	$(235)	$(2)
Rate differential between jurisdictions	28	—
Non-taxable amounts	(2)	5
Other	4	—

Tax (provision) recovery	$(205)	$3

12.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled share option expense (recovery) charged to earnings and after deducting a notional charge for cash-settled share options assuming the use of the equity-settled method, as set out below. No earnings adjustment is required for our equity-settled share option plan. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	January 1 to March 31
	2021	Currency remeasurement 2020
Earnings
Basic	$665	$9
Share option expense (recovery)	9	(13)
Equity-settled share option adjustment	(3)	(2)

Diluted	$671	$(6)

Weighted average number of shares (thousands)
Basic	95,670	68,665
Share options	536	132

Diluted	96,206	68,797

Earnings per share (dollars)
Basic	$6.96	$0.13
Diluted	$6.96	$(0.09)

13. Segmented information

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
January 1, 2021 to March 31, 2021
Sales
To external customers	$1,275	$779	$177	$112	$—	$2,343
To other segments	25	2	—	—	(27)	—

	$1,300	$781	$177	$112	$(27)	$2,343

Cost of products sold	(490)	(364)	(125)	(87)	27	(1,039)
Freight and other distribution costs	(91)	(48)	(33)	(9)	—	(181)
Export duties, net	(37)	—	—	—	—	(37)
Amortization	(39)	(54)	(9)	(17)	(3)	(122)
Selling, general and administration	(36)	(16)	(8)	(5)	(13)	(78)
Equity-based compensation	—	—	—	—	(7)	(7)

Operating earnings	$607	$299	$2	$(6)	$(23)	$879
Finance expense, net	(5)	(1)	(2)	—	(5)	(13)
Other	7	—	1	—	(4)	4

Earnings before tax	$609	$298	$1	$(6)	$(32)	$870

Currency remeasurement
January 1, 2020 to March 31, 2020
Sales
To external customers	$622	$103	$165	$—	$—	$890
To other segments	21	1	—	—	(22)	—

	$643	$104	$165	$—	$(22)	$890

Cost of products sold	(453)	(82)	(117)	—	22	(630)
Freight and other distribution costs	(82)	(11)	(32)	—	—	(125)
Export duties, net	(26)	—	—	—	—	(26)
Amortization	(39)	(3)	(8)	—	(2)	(52)
Selling, general and administration	(29)	(5)	(8)	—	1	(41)
Equity-based compensation	—	—	—	—	(7)	(7)

Operating earnings	$14	$3	$—	$—	$(8)	$9
Finance expense, net	(9)	(1)	(2)	—	—	(12)
Other	12	—	3	—	(6)	9

Earnings before tax	$17	$2	$1	$—	$(14)	$6

The geographic distribution of external sales is as follows1:

	January 1 to March 31
	2021	Currency remeasurement 2020
Canada	$407	$176
U.S.	1,636	559
China	118	104
Other Asia	64	44
Other	118	7

	$2,343	$890

1.	Sales distribution is based on the location of product delivery.

14.	Countervailing and antidumping duty dispute

Additional details can be found in Note 25 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our 2020 annual audited consolidated financial statements.

Developments in CVD and ADD rates

On April 24, 2017, the United States Department of Commerce (“USDOC”) issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first Administrative Review (“AR”) of the first Period of Investigation (“POI”) as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 – March 31, 2021	7.57%	n/a	[7]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Effective dates for ADD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 – December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 – March 31, 2021	1.40%	n/a	[7]	3.77%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit Rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Impact on earnings

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement.

	January 1 to March 31
	2021	Currency remeasurement 2020
Cash deposits[1]	$(29)	$(32)
Adjust to West Fraser Estimated ADD rate[2]	(8)	6

Duty recovery (expense)[3]	$(37)	$(26)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	$—	$—
Interest income on the AR1 duty deposits receivable[4]	1	—

Interest income on duty deposits	$1	$—

1.	Represents combined CVD and ADD cash deposit rate of 8.97% for Q1-21 and 23.56% for Q1-20.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.77% for Q1-21 and 0.77% for Q1-20.
3.	The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 11.34% for Q1-21 and 18.76% for Q1-20.
4.	Represents interest income accrued on the $95 million AR1 true-up duty deposit receivable.

Impact on the balance sheet

Export duty deposits receivable is represented by:

Export duty deposits receivable	January 1 to March 31 2021	Currency remeasurement January 1 to December 31 2020
Beginning balance	$178	$61
Export duties recognized as long-term duty deposits receivable in consolidated balance sheets	(8)	104
Interest recognized on the long-term duty deposits receivable	1	13

Ending balance	$171	$178

As at March 31, 2021, export duties paid and payable on deposit with the USDOC are $562 million.

AR2, AR3 and AR4

The preliminary rates for AR2 (POI January 1 to December 31, 2019) are expected in the second quarter of 2021 and rates finalized by the fourth quarter. AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized sometime in 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.

Appeals

Our 2020 annual MD&A included in our 2020 Annual Report includes details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.